INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Management of CoinPela Inc.

OPINION

We have audited the accompanying financial statements of CoinPela Inc., which comprise the balance sheet as of December 31, 2025, and the related statements of activities and cash flows for the year then ended.

In our opinion, the financial statements present fairly, in all material respects, the financial position of CoinPela Inc. as of December 31, 2025, and the results of its activities and cash flows for the year then ended, in accordance with generally accepted accounting principles (GAAP).

BASIS FOR OPINION

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Due to the nature of CoinPela's operations (pre-revenue and non-operational), there are no financial transactions to verify, and this audit primarily focuses on the company's structure, business plan, and crowdfunding efforts.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. Management is also responsible for ensuring that the financial statements accurately reflect the company's pre-revenue status and are in compliance with applicable securities and crowdfunding regulations.

AUDITOR'S RESPONSIBILITIES

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EMPHASIS OF MATTER

We draw attention to Note 2 of the financial statements, which describes the company's ongoing crowdfunding efforts to raise $5 million. As of the financial statement date, no funds have been deposited into the company's accounts, and the company is still in the early stage of operations.

NO OPINION ON FUTURE OPERATIONS

As CoinPela Inc. is in the early stages of development, it is not yet operational, and the company has no revenue or expenses to report for the period. Therefore, the financial statements primarily reflect the company's business plan and its crowdfunding efforts.

AUDITORS' S CONCLUSION

In conclusion, the financial statements of CoinPela Inc. as of December 31, 2025, reflect the company's pre-revenue status and provide a true and fair view of its financial position, in line with the applicable regulations.

Balance Sheet (for the Year Ending December 31, 2025)

Assets		Liabilities & Equity	
Current Assets		Equity	
- Cash and Cash Equivalents	$0.00	- Paid-in Capital	$9,900.00
		Total Liabilities and Equity	$9,900.00
Total Assets	$0.00		

Profit & Loss (for the Year Ending December 31, 2025)

Revenue			
Revenue	$0.00	Expenses	$0.00
Net Income (Loss)	$0.00		$0.00

Statement of Cash Flows (for the Year Ending December 31, 2025)

Cash Flow from Operating Activities	$0.00
Cash Flow from Financing Activities	$0.00
- Crowdfunding Funds Raised	$0.00
Net Cash Flow	$0.00

NOTES TO THE FINANCIAL STATEMENTS

- **Organization and Nature of Business**

CoinPela Inc. is an AI-driven, multi-asset trading ecosystem designed to bring advanced, algorithmic trading strategies to everyone—regardless of their experience level. Our platform integrates powerful machine learning models and conversational AI interfaces to help individuals and institutions explore opportunities in crypto, stocks, ETFs, and more.

With CoinPela, users can interact with customizable AI brokers, access real-time market insights, and execute high-frequency trades through a simple, intuitive interface. Ultimately, our mission is to empower traders to make smarter, faster decisions and to democratize access to the kind of sophisticated, data-driven trading capabilities once reserved only for elite financial institutions.

As of December 31, 2025, CoinPela is in its early development stage and is actively engaged in raising $5 million through a crowdfunding campaign to fund its business development, marketing, and product growth. The company has not yet commenced operations and, therefore, has no revenue or expenses to report.

- **Cash and Cash Equivalents**

CoinPela's bank statement reflects a balance of $0.00 for both its savings and checking accounts as of February 2025. As the Company is in the pre-revenue stage, no funds have been deposited into or withdrawn from the accounts. Cash equivalents include any shortterm, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The Company has no cash equivalents as of December 31, 2025.

- **Basis of Accounting**

The financial statements of CoinPela Inc. have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles (GAAP) in the United States of America. Under this method, revenues are recognized when earned and expenses are recognized when incurred, regardless of when cash transactions occur. Since CoinPela is in the pre-revenue stage, there are no operational revenues or expenses to report for the period covered by these financial statements.

- **Stage of Operations**

CoinPela Inc. is in the early stages of development and has not yet commenced operations. The company is focused on raising funds through a crowdfunding campaign and has not yet generated any revenue or incurred operational expenses.

- **Crowdfunding Campaign**

CoinPela is in the process of raising $5 million through crowdfunding. As of the financial statement date, no funds have been deposited, and the crowdfunding campaign is ongoing. The funds will be used for business development, marketing, and product development once the campaign is successful.

- **Bank Account Balances**

CoinPela's bank statement reflects a balance of $0.00 for both its savings and checking accounts as of February 2025, indicating that no funds have been received or withdrawn during the period.

- **Paid-in Capital**

  The equity section reflects $9,900 in paid-in capital, which represents personal investments made by the company's founders to date.

- **Subsequent Events**

  The Company has evaluated subsequent events through [Date of Issuance of Financial Statements]. Based on this evaluation, the Company has determined that there are no subsequent events that require disclosure or adjustment to the financial statements as of the date of issuance.

CERTIFICATION

I, the undersigned, hereby certify that the information provided in this financial report is accurate and reflects the true financial condition of. for the period from **January 1, 2024, to December 31, 2024**.

Name: CRYSTAL ARTHUR

Certified Public Accountant

Location: Ellettsville IN, United States

 Date: March 11, 2025

Licensed Number: CP11500183